UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of May 2003

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F   X       Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ___     No   X

     This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (file no. 333-13516) for Harmony Gold Mining Company Limited, filed on December 23, 2002, and into the prospectus that forms a part of that registration statement.

JOINT NEWS RELEASE
by Harmony Gold Mining Co. Ltd. and
African Rainbow Minerals Gold Ltd.

ARMgold AND HARMONY MERGE TO CREATE

SOUTH AFRICA’S LARGEST GOLD PRODUCER

Johannesburg, 2 May 2003 – Harmony Gold Mining Company Limited (NYSE: HMY JSE: HAR) and ARMgold (JSE: AOD) today announced details on a proposed merger of the two companies and the joint acquisition of a 34,5% stake in Anglovaal Mining Limited (“Avmin”) (JSE: AIN).

The merger between the two companies, will create the fifth largest gold producer in the world, producing approximately 4,1 million ounces per annum. It is intended that the merger will be effected by the issue of two Harmony shares for every three ARMgold shares held. In addition, ARMgold will pay a special dividend of 500 cents per ordinary share prior to implementation of the merger. The merged company will be known as Harmony with conspicuous and distinctive emphasis on the letters “ARM” to reflect ARMgold’s identity in the merged company

“This merger will create the largest local producer of gold ounces in South Africa. Harmony will be recognised as a role model in the industry and the country and will be truly representative of the new South Africa. Merging the two companies seemed like the logical next step in both the companies’ growth strategies. We share one of the industry’s best gold assets in Free Gold and from a cultural, operational and strategic perspective, the fit seems natural, “ commented Patrice Motsepe. Mr Motsepe will become the new Non-Executive Chairman of Harmony and will play an active and extensive role in advancing the long-term interests of the company.

Mr Adam Fleming, retiring Non-Executive Chairman of Harmony commented: “After four exciting years of being part of the Harmony Team, it is an honour to hand over the reigns to Patrice, who I’m sure will chair the company during its next phase of development. I am and intend to remain a significant shareholder of Harmony.”	Issued by Harmony Gold Mining
Company Limited (“Harmony”)
and
African Rainbow Minerals Gold
Limited (“ARMgold”)
For release on Friday
2 May 2003

For more details contact:

Bernard Swanepoel
on +27(0)83 303 9922
or
Patrice Motsepe
on +27(0)82 560 0930
or
Ferdi Dippenaar
on +27(0)82 807 3684
or
Pieter Taljaard
on +27(0)82 441 8834

Harmony
Investor Relations Officer
Corné Bobbert
Tel +27 11 684 0146
Fax +27 11 684 0188
Mobile +27(0)83 380 6614
cbobbert@harmony.co.za

www.harmony.co.za

JSE:         HAR
NYSE:      HMY
ISIN No.: ZAE000015228

JSE:         HARW
NYSE:      HMYWS
ISIN No.: ZAE000031209

ARMgold
Investor Relations Officer
Mangisi Gule
Tel +27 11 883 5606
Fax +27 11 883 5609
Mobile +27(0)82 805 3863
mangisi.gule@armgold.com

www.armgold.com

JSE:         AOD
ISIN No.: AE000039244

2

“As an investment alternative, Harmony will now offer a unique opportunity, being the largest, unhedged South African gold producer, exposed to both the US Dollar gold price and the volatility of the SA Rand. The new company will have the benefit of more than 45% shareholding in North America with enhanced liquidity on the NYSE. The company is now, more than ever, well positioned to continue with its strategy of growth and delivery of shareholder value,” commented Bernard Swanepoel, Harmony Chief Executive.

The new company will have operating mines in all the major gold producing regions in South Africa. It is anticipated that most of the synergies, will in the short term, be realised in the Free State, as the region will now be consolidated as one operating unit. Optimal use of infrastructure and exploitation of the orebodies will deliver enhanced returns for the shareholders.

The only other operations of note in the Free State are Beatrix mine, operated by Gold Fields Limited and Target mine, operated by Avgold, which has 2,6 million ounces in the reserve category. The two companies have now acquired a stake in Avgold through the Avmin transaction referred to below. The new Harmony will be well positioned to continue with its strategy of growth, both locally and internationally.

The two companies today also announced that they had jointly acquired Anglo American Plc’s 34,5% stake in Avmin for a cash consideration of R43,50 per share. Harmony and ARMgold will participate on a 50/50 joint venture basis in a transaction which is valued at R1,766 billion (a premium of 9% on the 90 day moving average price). Avgold recently placed 90 million shares to retire offshore debt, decreasing its stake in Avgold to 42%.

Avmin, which has a market capitalisation of R3,4 billion, holds shares in the following companies;

- - - - -	Avgold Limited Chambisi Assmang Nkomati Mine Two Rivers Project	42,0% 90,0% 50,3% 75,0% 41,3%

The acquisition of the stake in Avmin creates an opportunity for Harmony and ARMgold to participate in unlocking value within that company.

A press conference has been scheduled for the morning of Monday May 5th, 2003.

ENDS

Disclaimer

This presentation includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically ad legally extract or produce. We use certain terms in this quarterly review, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, P.O. Box 2, Randfontein, 1760, South Africa, Attention: Mr. Ferdi Dippenaar. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 2, 2003

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott
Name: Frank Abbott
Title: Chief Financial Officer